Exhibit 99.01

Audit Committee Report

In accordance with its written charter adopted by the Board of Directors, the Audit Committee assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing, and financial reporting practices of the Bank.

The Audit Committee of the Federal Home Loan Bank of New York (“FHLBNY”) for 2019 was composed of seven Directors. The Audit Committee had eight meetings during 2019 and during these meetings the Audit Committee met separately with the Chief Audit Officer and the independent registered public accounting firm.

Management has the primary responsibility for the preparation and integrity of the FHLBNY’s financial statements, accounting and financial reporting principles and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. FHLBNY’s independent registered public accounting firm, PricewaterhouseCoopers LLP (“PwC”), is responsible for performing an independent audit of the financial statements and expressing an opinion on the conformity of those financial statements with generally accepted accounting principles. PwC has been the FHLBNY’s independent registered public accounting firm since 1990. The Audit Committee engages in rigorous evaluations when appointing an independent registered public accounting firm.

The Audit Committee oversees the FHLBNY’s financial reporting process; reviews the programs and policies of the FHLBNY designed to ensure compliance with applicable laws, regulations and policies and monitors the results of these compliance efforts; and advises and assists the Board of Directors in fulfilling its oversight responsibilities relating to risk management, internal controls, the accounting policies and financial reporting and disclosure practices of the FHLBNY, and the independent registered public accounting firm of the FHLBNY.

The Audit Committee has reviewed and discussed the 2019 audited financial statements with management and the independent registered public accounting firm. The Audit Committee has reviewed and discussed with the independent registered public accounting firm all communications required by generally accepted auditing standards, including those described in Statement on Auditing Standards (“SAS”) No. 114, “The Auditor’s Communication With Those Charged With Governance” and with and without management present, discussed and reviewed the results of the independent registered public accounting firm’s audit of the financial statements. The Audit Committee has also reviewed and approved the fees paid to the independent registered public accounting firm for audit, audit-related and non-audit services, and received the written disclosures and the letter from the independent registered public accounting firm required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and has discussed the independent public registered accounting firm’s independence with them.

Based on the review and discussions referred to above, the Audit Committee voted to recommend to the Board of Directors on March 18, 2020 that the FHLBNY’s audited financial statements be included in the FHLBNY’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, for filing with the SEC.

FHLBNY AUDIT COMMITTEE MEMBERS

2019	2020
Jay M. Ford, Chairman	Kevin Cummings, Chairman
Kevin Cummings, Vice Chairman	David R. Huber, Vice Chairman
Joseph R. Ficalora Thomas L. Hoy	Joseph R. Ficalora Jay M. Ford
David R. Huber Christopher P. Martin	Thomas L. Hoy Christopher P. Martin
Ángela Weyne	Ángela Weyne